UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cheetah Mobile Inc. Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019

Cheetah Mobile Inc. (the “Company”) is filing this current report on Form 6-K, pursuant to an order issued by the U.S. Securities and Exchange Commission Under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020 (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

The recent outbreak of COVID-19 has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), which is due to be filed on April 30, 2020 (the “Original Due Date”). Therefore, the Company has elected to rely on the conditional filing relief provided under the SEC Order. In accordance with the SEC Order, the Company plans to file the Annual Report no later than 45 days after the Original Due Date.

Starting from early 2020, in connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. To cope with the impact and to protect its employees, the Company has also taken a series of measures, including, among others, temporary closure of certain offices, remote working arrangements for its employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of the Company’s operations. As a result, the preparation of the Company’s Annual Report has been delayed. Considering the lack of time for the collection, examination and compilation of the information required to be presented, and the importance of investors to receive materially accurate information in the Annual Report, the Company has decided to rely on the SEC Order.

When the Company files the Annual Report, the Company plans to include the following risk factor, as may be expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 pandemic and the resulting worldwide crisis:

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Recently, there was an outbreak of a novel strain of coronavirus (COVID-19), which has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared COVID19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, the temporary closure of stores and facilities, and reducing budgets for advertising and marketing globally for the past few months.

Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that COVID-19 harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

•

temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

•

our customers in industries that are negatively impacted by the outbreak of COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their budgets on online advertising and marketing, which may materially adversely impact our revenue from online marketing services;

•

our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided and may continue to provide significant sales incentives to our customers and distributors during the outbreak, which may in turn materially adversely affect our financial condition and operating results;

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the business operations of our distributors have been and could continue to be negatively impacted by the outbreak, which may negatively impact our distribution channel, or result in loss of customers or disruption of our services, which may in turn materially adversely affect our financial condition and operating results;

•

any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing our robotic products for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•

many of our customers, distributors, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

•

the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak and the private and public companies that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results; and

•

corporate social responsibility initiatives we put forth in response to the outbreak, such as, our efforts to leverage our technology, products and services to help contain the epidemic, may negatively affect our financial condition and operating results.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our consolidated results for the first quarter of and full year 2020 may be adversely affected. We expect our total revenues in the first quarter of 2020 to decrease year over year, and there is no guarantee that our total revenues will grow or remain at the similar level year over year in the next three quarters of 2020. We may have to record downward adjustments or impairment in the fair value of investments in the first quarter of 2020, if conditions have not been significantly improved and global stock markets have not stabilized from recent fluctuations.

Special Note Concerning Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s intent and beliefs relating to the completion and filing of the annual report on Form 20-F for the fiscal year ended December 31, 2019. These statements are not historical facts, and involve inherent risks and uncertainties. The Company may also make written or oral forward-looking statements in its other reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this report is current as of the date of the report, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By:	/s/ Thomas Jintao Ren
Name:	Thomas Jintao Ren
Title:	Chief Financial Officer

Date: April 29, 2020